Mail Stop 4561

      January 9, 2006

Edward K. Zinser
Chief Financial Officer and
Executive Vice President
THQ Inc.
27001 Agoura Road
Calabasas Hills, CA 91301


	Re:	THQ Inc.
   Form 10-K for the Fiscal Year Ended
   March 31, 2005
		Filed June 10, 2005
		File No. 000-18813

Dear Mr. Zinser:

      We have reviewed your response to our letter dated December
2,
2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended March 31, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 63

1. Please refer to comment 2 in our letter dated December 2, 2005. We have reviewed your response and note that you classify costs related to the development of wireless content as a product and development expense in your income statement. Tell whether any of these development costs have been capitalized and how you considered classifying these costs as a cost of revenue. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17. Additionally, tell us the amount of development costs related to wireless content expensed for each year presented.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Edward K. Zinser
THQ Inc.
January 9, 2006
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